Filed Pursuant to Rule 424(b)(3)

Registration No. 333-163068

Prospectus Supplement No. 3 dated April 27, 2010

(to Prospectus dated November 12, 2009)

13,700,000 SHARES

CURRENCYSHARESSM AUSTRALIAN DOLLAR TRUST

This Prospectus Supplement No. 3 amends and supplements our prospectus dated November 12, 2009 (the “Prospectus”) and should be read in conjunction with, and must be delivered with, the Prospectus.

The eighth paragraph on the cover page of the Prospectus is hereby deleted and replaced in its entirety with the following:

Neither the Shares nor the Trust’s two deposit accounts maintained at the Depository and the Australian Dollars deposited in them are deposits insured against loss by the Federal Deposit Insurance Corporation (FDIC), any other federal agency of the United States or the Financial Services Compensation Scheme of England.

The heading “Trust Overview” on page 2 of the Prospectus is hereby deleted and replaced with the heading “Investment Attributes of the Trust.”

The text under the heading “Investment Attributes of the Trust” on page 2 of the Prospectus and under the heading “Cost-Efficient Participation in the Market for the Australian Dollar” on page 18 of the Prospectus is hereby deleted in its entirety and in each case replaced with the following:

The Shares are intended to provide institutional and retail investors with a simple, cost-effective means of gaining investment benefits similar to those of holding the Australian Dollar. The costs of purchasing Shares should not exceed the costs associated with purchasing any other publicly-traded equity securities. The Shares are an investment that is:

Easily Accessible. Investors are able to access the market for Australian Dollars through a traditional brokerage account. The Shares are bought and sold on NYSE Arca like any other exchange-listed security.

Exchange-Traded. Because they are traded on NYSE Arca, the Shares will provide investors with an efficient means of implementing investment tactics and strategies that involve Australian Dollars. NYSE Arca-listed securities are eligible for margin accounts. Accordingly, investors are able to purchase and hold Shares with borrowed money to the extent permitted by law.

Transparent. The Shares are backed by the assets of the Trust, which does not hold or use derivative products. The value of the holdings of the Trust are reported on the Trust’s website, www.currencyshares.com, every business day.

Investing in the Shares will not insulate the investor from price volatility or other risks. See “Risk Factors.”

Under “The Offering – Interest on deposits,” the first full paragraph on page 4 of the Prospectus is hereby deleted and replaced in its entirety with the following:

Neither the Shares nor the Deposit Accounts and the Australian Dollars deposited in them are deposits insured against loss by the FDIC, any other federal agency of the United States or the Financial Services Compensation Scheme of England.

The Risk Factor beginning “Shareholders do not have the protections…” on page 9 of the Prospectus is hereby deleted and replaced in its entirety with the following:

Shareholders do not have the protections associated with ownership of a demand deposit account insured in the United States by the Federal Deposit Insurance Corporation nor the protection provided for bank deposits under English law.

Neither the Shares nor the Deposit Accounts and the Australian Dollars deposited in them are deposits insured against loss by the FDIC, any other federal agency of the United States or the Financial Services Compensation Scheme of England.

The fourth paragraph under “Overview of the Foreign Exchange Industry” on page 16 of the Prospectus is hereby deleted.

The first paragraph under “Investment Attributes of the Trust” on page 18 of the Prospectus is hereby deleted in its entirety and replaced with the following:

The investment objective of the Trust is for the Shares to reflect the price in USD of the Australian Dollar. The Sponsor believes that, for many investors, the Shares represent a cost-effective means of investing in the foreign exchange market. As the value of the Shares is tied to the value of the Australian Dollars held by the Trust, it is important in understanding the investment attributes of the Shares to first understand the investment attributes of the Australian Dollar.

The third sentence in the fifth paragraph under “Creation and Redemption of Shares” on page 26 of the Prospectus is hereby deleted and replaced in its entirety with the following: “As of April 27, 2010, Citadel Securities LLC, EWT LLC, Fortis Clearing Americas LLC, Goldman, Sachs & Co., Goldman Sachs Execution & Clearing, L.P., JPMorgan Securities, Inc., Knight Clearing Services, LLC, Merrill Lynch Professional Clearing Corp., Newedge USA, LLC and Timber Hill LLC have each signed a Participant Agreement with the Trustee and the Sponsor and may create and redeem Baskets.”

The following text is hereby inserted on page 41 of the Prospectus:

CHANGES IN TRUST’S CERTIFYING ACCOUNTANT

Former independent registered public accounting firm

The Board of Managers of the Sponsor dismissed PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm on January 15, 2010.

PwC’s reports on the Trust’s consolidated financial statements as of and for the fiscal years ended October 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended October 31, 2009 and 2008 and through January 15, 2010, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the Trust’s financial statements for such years.

During the fiscal years ended October 31, 2009 and 2008 and through January 15, 2010, there have been no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Trust provided PwC with a copy of the above disclosures and requested that PwC furnish a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of PwC’s letter was filed as Exhibit 16.1 to the Trust’s Current Report on Form 8-K filed on January 22, 2010.

New independent registered public accounting firm

The Trust conducted a competitive process to select a firm to serve as the Trust’s independent registered public accounting firm for the fiscal year ending October 31, 2010. As a result of this process and following careful deliberation, on January 15, 2010 the Sponsor’s Board of Managers appointed Ernst & Young LLP (“E&Y”) as the Trust’s independent registered public accounting firm for the fiscal year ending October 31, 2010. The Trust formally engaged E&Y as its independent registered public accounting firm on January 22, 2010.

During the fiscal years ended October 31, 2009 and 2008 and through January 22, 2010, the Trust has not consulted E&Y regarding (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Trust’s financial statements, or (2) any matter that was either the subject of a “disagreement” (as such term is described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” with PwC (as such term is described in Item 304(a)(1)(v) of Regulation S-K).

All other portions of the Prospectus shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is April 27, 2010

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